FOIA Confidential Treatment Requested

by Talecris Biotherapeutics Holdings Corp.

Pursuant to 17 CFR 200.83

October 19, 2007

Jeffrey Riedler, Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
100 F Street N.E.

Washington, D.C. 20549-6010

Re:          Talecris Biotherapeutics Holdings Corp.
Amendment No. 2 to Registration Statement on Form S-1
File No. 333-144941

Dear Mr. Riedler:

On behalf of Talecris Biotherapeutics Holdings Corp., we hereby transmit via EDGAR for filing with the Securities and Exchange Commission Pre-Effective Amendment No. 2 to the above-referenced Registration Statement. The Registration Statement has been revised in response to your comment letter dated October 10, 2007 and to reflect other changes. Concurrent with this transmission, we are providing to the Staff clean and blacklined copies of Amendment No. 2 to the Registration Statement.

We also are providing from Talecris the following responses to the comment letter regarding the Registration Statement. To assist your review, we have retyped the text of the Staff’s comments in bold face type. Please note that all references to page numbers in the responses refer to the page numbers of Amendment No. 2 to the Registration Statement.

Prospectus Summary. page 1

1.             We note your response and revisions pursuant to comment 11.

•              Please revise “The Plasma Products Industry” discussion on page 2 to clarify how it has been possible for the industry-wide sales volume to increase while the supply of plasma has not been increasing.

•              Please state in the “Certain Risk Factors” discussion on page 5 that supply constraints have caused plasma collections to decrease during the past decade. Also, explain how you are addressing the need to secure plasma supply and what problems you are experiencing.

Talecris has revised the Prospectus Summary on pages 2 and 7 in response to the Staff’s comment.

2.             We note your response to comments 12 and 16.

•              Since you mention recombinant technology in the Prospectus Summary, you should provide the disclosure requested by comment 12 so the extent to which you will or will not depend on this technology is clear to investors. Please state in the Prospectus Summary whether you believe, in view of the constraints in the plasma supply, that this technology is crucial to your competitiveness, and explain why or why not.

•              We reissue comment 16. If the development of recombinant plasma products is crucial to the company’s ability to remain competitive, please provide a separate and prominent business-related risk factor discussing its importance and the difficulties you are facing in creating recombinant plasma products.

Talecris has revised the Prospectus Summary on page 4 in response to the first bullet point of the Staff’s comment. Talecris does not believe that the development of recombinant plasma products is crucial to the company’s ability to remain competitive and therefore respectfully submits that the separate risk factor suggested in the second bullet point of the Staff’s comment is unnecessary. Talecris believes the competition that its products face from recombinant products and that other of its products may face in the future is adequately disclosed in the risk factor entitled "Our products face increased competition" on pages 16-17.

3.             We note your response to comment 13. We reissue the comment because the disclosure you provided does not appear to address the comment. Please discuss in the “Realize operating leverage” bullet point on page 4 the difficulties supply constraints may cause in your efforts to increase your volume in the future.

Talecris has revised the Prospectus Summary on page 5 in response to the Staff’s comment.

4.             We note your response to comment 14, and we reissue the comment. Due to the amount of debt you have-as highlighted by a risk factor on page 32-you should provide in the Prospectus Summary background information about the debt and what it was used for. Please briefly describe in the Prospectus Summary the terms of the 2005 acquisition of your current business from Bayer, including the purchase price, the forms of consideration and the amount and sources of all cash used to finance the purchase. Also disclose the financings that occurred in December 2006 and the uses of the indebtedness incurred at that time.

Talecris has revised the Prospectus Summary on pages 5-6 in response to the Staff’s comment.

We purchase nearly. all of our specialty plasma used for the production…, page 22

5.             Please state the expiration dates of the supply agreements with LifeSera, Inc. and Nabi Biopharmaceuticals.

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Talecris has revised this risk factor on page 22 in response to the Staff’s comment.

Special Note Regarding Forward-Looking Statements, page 39

6.             We note your response to comment 29, and we reissue the comment. Although we do not object to most of the cautionary language included in this section, the phrase addressed by the comment could be read as a disclaimer. Please delete the phrase in the last paragraph on page 39 that reads, “You are cautioned not to place undue reliance on these forward-looking statements.”

Talecris has revised page 39 to delete the quoted language in response to the Staff’s comment.

Selected Historical Consolidated and Combined Financial Data, page 47

7.             We acknowledge your response to prior comment 33 and do not believe that you have demonstrated the special nature of your identified reconciling items and why these non-GAAP measures are meaningful to investors. We continue to believe that your disclosure does not comply with Item 10 of Regulation S-K and that material items such as depreciation, amortization, interest expense, and income taxes should be discussed in MD&A but should not be eliminated or adjusted in connection with a non-GAAP performance measure. Please delete EBITDA and Adjusted EBITDA as non-GAAP operating performance measures in your filing or advise us further.

Talecris has revised its non-GAAP disclosure for adjusted EBITDA in response to the Staff's comment. Specifically, Talecris believes the revisions on pages 1, 11, 49 and 97-99 reflect compliance with Item 10 of Regulation S-K by reducing emphasis on EBITDA.

We, nevertheless, believe that it is important that we disclose adjusted EBITDA because adjusted EBITDA is our primary financial performance measure in day to day management of our business, used to develop budgets and manage against those and in reporting on a regular basis to our board of directors. Adjusted EBITDA is also the primary measure that our compensation committee of the Board of Directors uses in determining certain cash bonus targets and payments as well as to set performance targets for our performance-based stock option vesting. As requested by the Staff in comment 13 below, Talecris has disclosed the key performance targets, including the adjusted EBITDA measure, in the Compensation Discussion and Analysis. Without disclosure of adjusted EBITDA, an investor cannot understand the significance of these measures. Talecris believes that its disclosure reflects the significance of the adjusted EBITDA performance measure and that adjusted EBITDA is a non-GAAP measurement.

We believe that adjusted EBITDA is a useful measure in evaluating our operating performance and in permitting potential investors to assess that performance in light of numerous items affecting comparability of results. It is useful for these purposes because it eliminates the impact of extraordinary items that are not expected to recur in future periods, non-cash charges relating to depreciation and amortization, as well as items related to both the debt (interest expense and debt extinguishment costs) and capital (non-cash share-based compensation expense) portions of our capital structure. In calculating adjusted EBITDA, we also eliminate the impact of special recognition bonuses which related to a special distribution to our shareholders which we do not expect to grant in the future, management fees paid to Talecris Holdings, LLC, our sponsor under a Management Agreement, which will be terminated in connection with this offering, and transition and non-recurring expenses associated with the development of our stand-alone infrastructure apart from Bayer, which we believe will not recur once we have completed our overall transition from Bayer. We believe that eliminating the effects of extraordinary items, interest expense and other debt charges, income tax expense, depreciation and amortization, gains on sales of equipment, and non-cash compensation expense is a useful and customary adjustment in the calculation of supplemental operating performance measures. We also believe that adjustments such as special recognition bonuses, management fees, and transition and non-recurring expenses are also appropriate and helpful to investors in evaluating the performance of our businesses as they eliminate the impact of items that are expected to be eliminated in the future, or are not expected to recur in the same magnitude.

We have reviewed some recent Registration Statements (Orbitz Worldwide effective August 2007, HHGregg effective August 2007, and Virgin Mobile effective October 2007, each of which disclosed EBITDA or Adjusted EBITDA) to ensure our filing has demonstrated compliance with Item 10 of Regulation S-K that adjusted EBITDA is a significant performance measure for our Company, our Board and our management team. In addition, our two most similar publicly traded direct competitors, CSL Limited and Grifols S.A., each report EBITDA.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Estimates

Gross to Net Reductions, page 58

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8.             Please refer to your response and revisions to prior comment 35. Your table that provides a summary of activity with respect to your allowances does not breakout the provisions and credits by sales made in the current period and prior periods. Please revise your tabular disclosure to include this information as previously requested.

In response to the Staff’s comment, Talecris has modified the respective policy discussions on pages 56-57 for each revenue adjustment to note the company’s typical lag in settlement of these provisions and that any prior period adjustments have not been material. Talecris respectfully submits that disclosure of the more detailed information requested in summary of allowances is not material to the company’s overall results or understanding of its business. Further, Talecris systems are not designed to provide the level of detail the Staff requests. Because the systems track every unit sold by distributors based on when those units were purchased, Talecris believes the overall low level of product in the distributor pipelines supports the position that adjustments to prior period provisions are not sufficiently material to require further disclosure.

Share-Based Compensation, page 63

9.             Please refer to prior comment 36. You disclose that “the valuations were completed utilizing the Probability-Weighted Expected Return Method in order to value the common stock of the Company...” This method is an enterprise value allocation method. As previously requested, please disclose the methodology used to determine “enterprise value” at each grant date or explain to us the basis for your response that “based on the AICPA valuation methodology applied for Talecris’ common stock valuation as disclosed, such enterprise value and allocation between common and preferred was not required.”

Talecris has revised its share-based compensation disclosure page 62 in response to the Staff’s comment and upon further assessment of the “enterprise value” information requested by the Staff. Talecris used the probability weighted expected return method to determine enterprise value at each grant date.

Attached to this response letter, please find a memorandum that sets forth the basis of valuation at each grant date from January 1, 2006. This memorandum includes a table that presents the allocation of enterprise value between common and preferred stock. Please note that Talecris has requested confidential treatment pursuant to Rule 83 for portions of this memorandum, including the table referred to therein.

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10.           We acknowledge your response to comment 37 that the requested information will be provided once the midpoint of the pricing range is determined. We will address the issues incorporated in this comment at that time.

Attached to this response letter, please find a memorandum setting forth Talecris’ historical grants and bases for valuation. Please note that Talecris has requested confidential treatment pursuant to Rule 83 for portions of the memorandum.

Talecris advises the Staff that a price range is expected to be included in the next amendment to the Registration Statement.

Contractual and Commercial Commitments, page 97

11.           We note the new disclosure regarding an August 1, 2007 agreement with Plasma Centers of America, LLC. Please file this agreement as an exhibit, and disclose the following in the body of your filing:

•              The circumstances that would cause it to expire after three years vs. four years since it is currently described as “a three or four year” agreement;

•              The amount of your annual minimum purchase requirement;

•              Termination provisions; and

•              Any other provisions that are material.

Talecris has revised page 97 to disclose the information requested in the Staff’s comment. Talecris will file the Plasma Centers of America, LLC agreement as an exhibit in a future amendment to the Registration Statement.

Contractual Arrangements, page 131

12.           We note your response to comment 46. Please provide an analysis explaining how you concluded the agreement with Bausch & Lomb is immaterial and therefore not required to be filed pursuant to Item 601(b)(10). Also provide such

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an analysis with respect to the agreement with Activaero GmbH, which was the subject of comment 48.

Item 601(b)(10) of Regulation S-K generally requires filing as an exhibit any contract that (i) is not entered into during the ordinary course of business, and (ii) is material to the registrant. Each of the Bausch & Lomb and Activaero agreements reflect co-development and licensing arrangements. From time to time, Talecris enters into similar agreements to share research and development resources. As with other biopharmaceutical companies, Talecris considers it part of its ordinary business to enter into these type of arrangements to advance the development of particular products. The Bausch & Lomb agreement relates to one potential field of use for recPlasmin. The Activaero agreement relates to a delivery device for a product Talecris is developing, A1PI Aerosol. Neither agreement generates significant revenues for Talecris currently nor is expected to in the near future. Income received from the Bausch & Lomb agreement which represented 0.07% of total net revenue, is included in total net revenue for the fiscal year ended December 31, 2006 and amounts paid to Activaero during the same period, represented less than 1.8% of Talecris’ research and development expenses and less than 0.4% of Talecris’ operating expenses. Talecris therefore believes that, as a result of their status and cost, the products related to the Bausch & Lomb and Activaero agreements are immaterial in amount and significance. Any direct benefit under either agreement is likely only to arise in the distant future. Given Talecris’ existing and established revenue-generating products, Talecris does not believe it is now or will in the future be substantially dependent upon either the Bausch & Lomb or the Activaero agreements. Notwithstanding their immateriality, these agreements are disclosed in the prospectus to provide investors with a greater understanding of the terms and relevance of Talecris’ co-development relationships. By this prospectus disclosure, Talecris does not intend to suggest that the co-development agreements are material contracts. Talecris thus respectfully submits that the Bausch & Lomb and Activaero agreements do not require filing as exhibits under Item 601(b)(10). Talecris represents that as a reporting company it periodically will reassess the materiality of these agreements and, if and when they become material, will file them as Item 601(b)(10) agreements in a relevant periodic report.

Compensation Discussion & Analysis, page 150

13.           We note your response to comment 50, and we reissue the comment. Please disclose the adjusted EBITDA and free cash flow targets for 2007. Based on the arguments made in your response letter, it is not clear how this information is immaterial, nor is it clear how disclosure of these financial targets would cause competitive harm to the degree contemplated by Instruction 4 to Item 402(b) of Regulation S-K. See “Staff Observations in the Review of Executive Compensation Disclosure” at http://www.sec.gov/divisions/corpfin/guidance/execcompdisclosure.htm.

Talecris has disclosed the adjusted EBITDA and unlevered free cash flow targets for 2007 on page 151 as requested in the Staff’s comment.

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14.           We note that in response to comment 52, you now provide additional disclosure on page 155 regarding the Special Recognition Bonus Plan. However, we reissue the comment because it does not appear that you have provided any additional information about the 2006 cash recognition awards. These awards comprise the majority of the amounts in the “Non-Equity Incentive Plan Compensation” column of the Summary Compensation Table. Please provide an analysis that explains how you arrived at the amounts of these payments. Also explain how the Compensation Committee concluded that these amounts are appropriate and what items it considered in making the specific compensation decisions.

Talecris has revised the Compensation Discussions and Analysis on page 154 in response to the Staff’s comment.

Consolidated Financial Statements

Notes to Unaudited Consolidated Financial Statements

Note 4. Acquisitions, page F-8

15.           Please provide an expanded description and quantification of your accounting for the “obligation under common stock put/call option” related to stock issued as additional consideration in connection with the amendment of the November 6, 2006 asset purchase agreement with IBR.

Talecris applied its accounting for the stock issuance related to the November 6, 2006 asset purchase agreement amendment in accordance with FAS 141 and ASR 268 regarding the “obligation under common stock put/call option.”  As a result of the November 2006 net asset purchase of substantially all IBR’s plasma centers, IBR was eligible to receive up to $35 million of contingent consideration regarding the achievement of either (a) FDA licensing of acquired centers (validation payments) or (b) annualized plasma production volumes attained by all the licensed and unlicensed acquired plasma centers in operation (milestone payments). Because this contingent consideration was based on other than earnings or security prices, the contingent shares issuable were not valued in the November 2006 purchase accounting but rather were disclosed as contingent consideration.

As a result of three centers being licensed during the quarter ended March 31, 2007, Talecris accrued for the issuance of approximately 34,548 common shares at the then current common stock fair value of $88. When Talecris agreed on June 9, 2007 that it would accelerate issuance of the remaining validation and milestone payments, all 268,279 common shares issuable per the November 2006 asset purchase agreement were valued at the then common stock fair value of $170.00 per share. While a

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portion of these shares are in escrow under the indemnification terms of the November 2006 asset purchase agreement, their ultimate issuance is considered probable based on the passage of time.

Due to the put option IBR retains per the November 2006 asset purchase agreement, whereby IBR can put the Talecris common shares to Talecris for cash at an agreed-upon per share price, the value of these common shares has been classified as mezzanine equity consistent with ASR 268. If Talecris’ Registration Statement becomes effective prior to December 31, 2007, the put option terminates and the value of these common shares held by IBR will be reclassified to permanent equity. Upon review of the calculation, management has determined that the amount to be reflected in mezzanine equity should be reduced by approximately $12 million. In our estimation, this amount is insignificant to permanent equity. We will redo the mezzanine presentation in the September 30, 2007 financial statements to reflect the appropriate amounts, and the balances will remain insignificant.

Notes to Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies, page F-29

16.           We acknowledge your response to prior comment 53. However, you appear to have omitted discussion and quantification of any differences between assumptions used to allocate these costs in Predecessor periods and the corresponding actual costs during Successor periods related to transition services agreements with Bayer AG. Please provide this information or tell us why this disclosure is not meaningful to investors.

In response to the Staff’s comment, Talecris has further revised the disclosure on pages F-29 to F-30 to quantify the transition services agreements compared to Predecessor allocations and provide explanations where such comparison are not possible or not useful to an investor.

Earnings Per Share, page F-41

17.           We acknowledge your response to prior comment 58. However, your revised disclosure regarding contingently issuable stock appears to be inconsistent with paragraph 30 of SFAS 128. For example, this guidance stipulates that if all necessary conditions have been satisfied by the end of the period, those shares shall be included as of the beginning of the period. Please revise your disclosure to clarify the treatment of contingently issuable stock where all necessary conditions have either been satisfied or not satisfied by the end of the period.

In response to the Staff’s comment, Talecris has revised the Earnings Per Share policy note on page F-41 to more clearly state that the contingently issuable shares under the IBR acquisition were not issuable and were not includable in diluted earnings per

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share as of the beginning of the period or in basic earnings per share for 2006 as the conditions requiring issuance had not been achieved through December 31, 2006.

*              *              *

We appreciate your time and attention to amended Registration Statement as well as Talecris’ responses to the Staff’s comments. Should you have any additional questions or concerns, please do not hesitate to contact the undersigned at (212) 549-0393, Gustavo Pauta at (212) 549-0380, or David Mittelman at (415) 659-5943.

Sincerely,

/s/ ARON IZOWER
Aron Izower

cc:	Securities & Exchange Commission
Greg Belliston
Frank Wyman
Donald Abbot

Talecris Biotherapeutics Holdings Corp.
Lawrence D. Stern
John F. Gaither, Jr.

Sullivan & Cromwell
John T. Bostelman
Glen T. Schleyer

Reed Smith
Gerard DiFiore
Gustavo Pauta
David Mittelman

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[Talecris Biotherapeutics (logo)]	FOIA Confidential Treatment Requested
by Talecris Biotherapeutics Holdings Corp.
Pursuant to 17 CFR 200.83

Talecris valuation chronology since 1/1/06

Grants of equity instruments were issued on the following dates:

1. December 6, 2006 Series A Preferred issued to Sponsors (the “December 2006 Series A”)

2. December 6, 2006 restricted shares issued to management and Directors (the “December 2006 Restricted Shares”)

3. December 7, and December 15, 2006 option awards (the “December 2006 G rants”)

4. February 13, 2007 option award to management (the “February 2007 Grant”)

5. June 9, 2007 common shares issued to IBR (the “June 2007 Shares to IBR”)

6. July 7, 2007 option awards to management (the “July 2007 Grants”)

7. July 25, 2007 restricted stock and option awards to CEO (the “July 2007 CEO Grants”)

8. August 10, September 11, October 4, and October 10, 2007 option awards (the “Aug/Sep/Oct 2007 Grants”)

BACKGROUND

Pursuant to the Stockholders Agreement (the “Stockholders Agreement”) among Talecris Holdings, Talecris Holdings, LLC and Bayer Healthcare LLC and its Affiliates dated March 31, 2005 (the “Acquisition Date”), the Company acquired the contributed assets of the worldwide plasma business of Bayer Biological Products (“Bayer Plasma”). Less than two weeks later on April 12, 2005, pursuant to the Contribution Agreement by and among, Talecris Biotherapeutics Holdings, LLC, Talecris Holdings, and Ampersand Plasma Holdings, LLC, the Company acquired Precision Pharma Service, Inc. (“Precision”). The investor group (the “Investors”) sponsoring the acquisition included Cerberus Capital and Ampersand Ventures.  Details of these formation transactions are reflected in the prospectus summary.  In response to the original SEC Staff comment #37, a summary of all equity instruments issued since January 1, 2006 is included followed by some narrative comments regarding valuation applied by the Company.

Chronology of Equity Issuances Since January 1, 2006

Talecris Biotherapeutics, Inc.

Chronology of Equity Instrument Issuances

January 1, 2006 - October 10, 2007

Transaction Date	# Shares/ Options Issued	Per Share Amount	Management Fair Value (FV) Estimate per share/option	Recipient	Nature and Terms of Transaction	Amount of Compensation or Interest Expense

2006

12/6/2006	900,000	n/a	n/a	Talecris Holdings LLC

900,000 shares of Series A Convertible Preferred stock issued in exchange for $90 million in 14% junior secured convertible notes. Junior secured notes were issued at inception (3/31/05) and were convertible into 10 shares of P/S-A for every $1,000 in junior secured face value. Cumulative accrued but unpaid interest was paid on the notes Conversion treated as traditional convertible debt.

						NA

12/6/2006	45,000	$88.00	$88.00	Executive Chairman	Unrestricted common shares issued to our then Executive Chairman (current CEO) in lieu of cash bonus per special recognition bonus plan.	$3,960,000

12/6/2006	258,349	$88.00	$88.00	Employees and Directors	Restricted common stock awarded to Management and Directors under the 2006 Restricted Stock Plan; vests ratably March 31, 2008, 2009 and 2010.	$22,734,712

12/7/2006	165,020	$88.00	$46.42	Employees	Options awarded primarily to Management with strike price set at estimated FV per common share; Black scholes value estimated at $46.42; 65% performance based and 35% time based; 4-year vesting each April 1.	$7,660,228

12/15/2006	16,001	$88.00	$46.42	Employees	Additional option awards at the same terms as 12/7/06 grants.	$742,766

2007

[Talecris Biotherapeutics (logo)]	FOIA Confidential Treatment Requested
by Talecris Biotherapeutics Holdings Corp.
Pursuant to 17 CFR 200.83

2/13/2007	1,200	$88.00	$46.42	Employee	Option award to Management; awarded under same terms as in December 2006 as management concluded no material change in estimated FV per common share.	$55,704

6/9/2007	268,279	$170.00	$170.00	International BioResources, L.L.C. and affiliates (IBR)	Contingently issuable common shares under the November 2006 IBR asset purchase agreement issued June 9, 2007 valued at the June 2007 FV per share.	NA

7/7/2007	56,525	$170.00	$93.22	Employees	Options awarded primarily to Management with strike price set at estimated FV per common share; Black scholes value estimated at $93.26; 65% performance based and 35% time based; 3-year vesting each April 1.	$5,271,522

7/25/2007	252,000	$170.00	$93.22	CEO	Options awarded to CEO under new employment agreement; strike price set at estimated FV per common share; Black scholes value estimated at $93.26; 100% time based; 4-year vesting each April 1.	$23,501,520

7/25/2007	93,300	$170.00	$170.00	CEO	Restricted common stock awarded to CEO under new employment agreement; shares valued at estimated FV per common share; 4-year vesting each April 1.	$15,861,000

8/10/2007	5,525	$170.00	$93.22	Employees	Options awarded to Management; awarded under same terms as at July 7, 2007 as management concluded no material change in estimated FV per common share.	$515,262

9/11/2007	1,072	$170.00	$93.22	Director	Option award to one new Director of the Board; strike price set at estimated FV per common share; Black Scholes value estimated at $93.26; 100% time based; vests at April 1, 2008	$99,932

10/4/2007	7,250	$170.00	$93.22	Employees	Option award to Management; awarded under same terms as at July 7, 2007 as management concluded no material change in estimated FV per common share.	$675,845

10/10/07	1,072	$170.00	$93.22	Director	Option award to new Director under same terms as at September 11, 2007	$99,932

DECEMBER 2006 SERIES A

On December 6, 2006, the 14% Junior Secured Convertible Notes of $90.0 million were converted at the holders’ election into 900,000 shares of Series A Preferred Stock.  Also on that date, we paid accrued interest amounts of $23.4 million.  In accordance with assessments made of the 14% Junior Secured Convertible Notes upon their original issuance in April 2005, these notes were treated as conventional convertible debt and the $90.0 million face value of the notes were

[Talecris Biotherapeutics (logo)]	FOIA Confidential Treatment Requested
by Talecris Biotherapeutics Holdings Corp.
Pursuant to 17 CFR 200.83

reclassified to Series A Preferred Stock on December 6, 2006.  Thus, no current valuation efforts were applied to this conversion.  These Convertible Notes were originally issued to our Sponsors upon formation as part of the initial financing of the acquisition from Bayer AG.

DECEMBER 2006 RESTRICTED SHARES

On December 6, 2006, the Company awarded 45,000 fully vested unrestricted common shares to our Executive Chairman under our 2006 Restricted Stock Plan.  Also on December 6, 2006 under the same plan, the Company issued 258,349 restricted shares to select employees, senior executives, and members of the Board of Directors.

Please refer to the valuation discussion enclosed in the next section titled “December 2006 Grants.”  The Board of Directors applied the same $88.00 per common share value to the restricted shares issued above.  As a result, the Company immediately recognized $4.0 million of compensation expense related to the fully vested award and valued the restricted shares at $22.7 million to be recognized as compensation expense pro rata over the vesting period from the date of grant through the vesting period ending March 31, 2010.

DECEMBER 2006 GRANTS

On December 7 and December 15, 2006, the Company issued 165,202 and 16,001, respectively, stock option grants to management (the “December 2006 Grants”).

The Company selected ***, a nationally recognized valuation advisory firm (“Advisor”) to evaluate the common stock and to advise the Board of Directors as to its valuation views.  Advisor issued a valuation report dated November 29, 2006 (the “November 2006 Appraisal”) concluding that the value of a common share as of that date was $88.00 per share.  The Board of Directors subsequently adopted this valuation for the December 2006 Grant.  In developing its valuation conclusion, Advisor considered various methods outlined in the AICPA Technical Practice Aid, “Valuation of Privately-Held Company Equity Securities Issued as Compensation” (Practice Aid), and ultimately relied on the “Probability-Weighted Expected Return Method” in order to value the Company (on an enterprise basis) and the common stock of the Company. This method provides different weights to various likely scenarios (distressed; remain private; private sale; IPO), develops valuations under each of these scenarios and then looks at the sum of the parts to determine fair value of the stock.   The probability weighting and our Long Range Plan (LRP) are the key drivers of changes in the value of Talecris common stock.

Advisor held discussions with management and ultimately estimated the probability of each of the four scenarios occurring as follows: Distress Case (***%), Stay Private (***%), Private Sale to a Financial Buyer (***%) and IPO (***%). Advisor present valued the common stock using a ***% discount rate and summed the probability weighted values to arrive at an $88.00 per share value. Advisor applied a discount for lack of marketability (DLOM) in the Stay Private scenario only. The DLOM was estimated at ***% based on empirical evidence obtained from, (i) studies of restricted stocks, (ii) studies of private transactions prior to public offerings (Pre-IPO Studies), and (iii) Put-Option Analysis. Advisor gave greatest weight to the Put-Option Analysis in arriving at its conclusion of a ***% DLOM. It is important to note that since the DLOM was applied only to the Stay Private Scenario (which was weighted ***%), the effective DLOM is ***%.

A.           The Board of Directors considered many factors but ultimately selected $88.00 per share for the common stock fair value which was the appraised value as of the December 2006 Grant Date. As of the same date, the aggregate value of the common stock outstanding was

*** Rule 83 confidential treatment requested; omitted portions filed separately with the SEC

[Talecris Biotherapeutics (logo)]	FOIA Confidential Treatment Requested
by Talecris Biotherapeutics Holdings Corp.
Pursuant to 17 CFR 200.83

                        $107.3 million, the preferred stock had a value of $1,036.6 million and the total enterprise value was $2,243.9 million.

B.             The valuation estimate of $88.00 per share was contemporaneous with the issuance of the December 2006 Grants.

C.             Advisor is not related to the Company or the investors in the Company.

D.            A Black Scholes fair value per share of $46.42 was determined using the $88 strike price and fair value per share.  Compensation costs will be recognized over the vesting period ending April 1, 2010.

FEBRUARY 2007 GRANT

In February 2007, two events occurred that required a common stock value in determining the appropriate accounting.  First, a small grant of stock option for 1,200 common shares was made to an individual who was newly promoted from the manager level to the director level.  Second, the Compensation Committee of the Board of Directors approved the 2007 performance goals applicable to the vesting of performance shares on April 1, 2008.  Management considered many factors in estimating the fair value of the common stock but ultimately gave greatest weight to the November 2006 Appraisal. A new appraisal was not conducted because it was determined that (1) less than three months had passed, (2) there was no material change in the outlook for the business, (3) there was no change in prospects for an IPO during 2007, (4) management was in the process of revising its LRP and did not anticipate a material change in value.

The LRP that Advisor used as the basis for its November 29, 2006 Appraisal was the Company’s LRP updated as of November 2006 (version 22).  This LRP reflected Adjusted EBITDA of $*** million for 2007 and $315 million for 2008.  In February 2007, the 2007 budget and the 2008 forecast were updated to reflect slightly lower numbers—2007 Adjusted EBITDA of $*** million and 2008 Adjusted EBITDA of $*** million.   This was largely impacted by the realization that we would need to spend an additional $*** million to establish the necessary infrastructure to develop the appropriate corporate support mechanisms to accomplish the build out of our plasma platform.   There was also uncertainty as to whether Talecris would be able to achieve the internal plasma collection volumes contained in the LRP, which concerns were highlighted based on discoveries of problems in the plasma collection operation.   The additional $*** million that would be needed for Talecris Plasma Resources (“TPR”) was largely offset by new opportunities for increasing product prices due to current market conditions as well as expense reductions in other areas of the business.

The concern over the ability of TPR to successfully ramp up plasma collection to meet the LRP requirements reinforced concerns regarding the Company’s ability to complete a successful IPO in 2007.  Talecris at the time did not have the staff resources and reporting processes in place to meet timely public company reporting requirements, which we believe was a key achievement of demonstrating public company readiness.

No events occurred between November 2006 and February 2007 that changed the view that undertaking an IPO in 2007 was unlikely.   As there was no material change in projected Adjusted EBITDA in 2007 and no change in Adjusted EBITDA multiples between November 2006 and June 2007, the Board of Directors determined it

*** Rule 83 confidential treatment requested; omitted portions filed separately with the SEC

[Talecris Biotherapeutics (logo)]	FOIA Confidential Treatment Requested
by Talecris Biotherapeutics Holdings Corp.
Pursuant to 17 CFR 200.83

was reasonable to conclude that there was no material change in stock value between November 2006 and February 2007. Certainly there was no expectation that the value would have increased given the decline in Adjusted EBITDA and the heightened uncertainty regarding the plasma platform. Additionally, our debt levels continued to increase during this period, as we funded our operational needs through additional revolver draws.

Accordingly, management and the Board considered it reasonable to maintain a common stock value of $88 for purposes of (a) determining compensation expense with respect to the February 2007 stock option grant and (b) the determination of fair value in February 2007 for the performance stock option when the Compensation Committee set the 2007 performance targets of performance-based options scheduled to vest in April 2008.  Consistent with the December 2007 Grants, a Black Scholes fair value per share of $46.42 for the February 2007 Grant was determined using the $88 strike price and fair value per share.  Compensation costs for the February 2007 Grant would be recognized over the vesting period ending April 1, 2010.

JUNE 2007 SHARES TO IBR

On June 9, 2007, the Company determined it would issue 268,279 common shares to IBR in accordance with the contingent consideration terms of the November 2006 asset purchase agreement.  As a result, the shares to be issued were calculated in accordance with the asset purchase agreement but such common shares were valued upon issuance at the then current fair value per common share.

Reference to the July 2007 Grants section related to the valuation work done in June 2007.  The Board of Directors and management considered many factors in concluding on the fair value per common share of $170.00 per share in June 2007. These factors are described in the next section.  Consistent with the accounting conclusions reached that these shares issued to IBR were not compensation costs or profit sharing, such common shares valued at $45.6 million was recorded as additional purchase price and was recorded as additional goodwill under the Company November 2006 purchase accounting for the IBR acquisition.

JULY 2007 GRANTS

On July 7, 2007,  the Board issued stock options for 56,250 common shares to management, (the “July 2007 Grants”)

The Company selected Advisor, to evaluate the common stock and to advise the Board of Directors as to its valuation views.  Advisor issued a valuation report dated June 29, 2007 concluding that the value of a common share as of that date was $170.00 per share.  The Board of Directors subsequently adopted this valuation for the July 2007 Grants.  In developing its valuation conclusion, Advisor once again relied on the “Probability-Weighted Expected Return Method” in order to value the Company (on an enterprise basis) and the common stock of the Company. This method provides different weights to various likely scenarios (distressed; remain private; private sale; IPO), develops valuations under each of these scenarios and then looks at the sum of the parts to determine fair value of the stock.   The probability weighting and our LRP are the key drivers of changes in the value of Talecris common stock.

[Talecris Biotherapeutics (logo)]	FOIA Confidential Treatment Requested
by Talecris Biotherapeutics Holdings Corp.
Pursuant to 17 CFR 200.83

A revised LRP was more favorable, principally because of stronger than expected demand for plasma products. This resulted in a favorable pricing environment, and we successfully implemented a key price increase on most of our products. In addition, during May 2007, a number of key events occurred which impacted the probabilities assigned to the valuation model.  Three of these items provided greater certainty that the Company was on its way to solving the plasma supply issue.  First, there were successes in the TPR ramp up as the FDA granted license to two additional centers and the TPR organization was able to open 6 additional centers.  This demonstrated that the stage-gated business process that the Company had developed appeared to be progressing more favorably.  Second, the Company met with the FDA and obtained agreement from the FDA that it would use all reasonable efforts to meet the Company’s plasma center inspection timeline.  Third, the Company had arrived at an agreement with IBR (finalized in early June) under which IBR would sell an additional three centers to Talecris and would develop up to an additional 10 centers.  This agreement provided a hedge against any shortfalls in TPR’s ability to meet its internal plasma center ramp-up program.   The Company also received fast-track approval from the FDA in connection with its CIDP trial for Gamunex.  Finally, the Company completed in mid-May its Form 10Q drafting exercise for the quarter end March 31, 2007, including PwC review, within 45 days after quarter end, demonstrating that it now had the people, processes and policies to meet the reporting requirements imposed on public companies.

During the May 2007 Board of Directors meeting, the Board of Directors took all these considerations into account as well as its view of how long favorable conditions would last in the overall equity markets.  The Board of Directors determined that the business risks impacting the IPO timing decision had been greatly mitigated and that the risk that the market window for an IPO would close now outweighed the business risks.

Advisor held discussions with management and ultimately estimated the probability of each of the four scenarios occurring follows: Distress Case (***%), Stay Private (***%), Private Sale to a Financial Buyer (***%) and IPO (***%). Advisor present valued the common stock using a ***% discount rate and summed the probability weighted values to arrive at a $170.00 per share value. Advisor applied a discount for lack of marketability (DLOM) in the Stay Private scenario only. The DLOM was estimated at ***% based on empirical evidence obtained from, (i) studies of restricted stocks, (ii) studies of private transactions prior to public offerings (Pre-IPO Studies), and (iii) Put-Option Analysis. Advisor gave greatest weight to the Put-Option Analysis in arriving at its conclusion of ***%. It is important to note that since the DLOM was only applied to the Stay Private Scenario (which was weighted ***%), the effective DLOM is ***%.

A.                The Board of Directors considered many factors but ultimately selected $170.00 per share for the common stock for the July 2007 Grants, which was the appraised value as of the June 29, 2007 appraisal report date.  As of this same date, the aggregate value of the common stock outstanding was $316.6 million, the preferred stock had a value of $1,860.6 million, and the total enterprise value as $3,316.8 million.

B.             The valuation estimate of $170.00 per share was contemporaneous with the issuance of the grants.

C.             Advisor is not related to the Company or the investors in the Company.

*** Rule 83 confidential treatment requested; omitted portions filed separately with the SEC

[Talecris Biotherapeutics (logo)]	FOIA Confidential Treatment Requested
by Talecris Biotherapeutics Holdings Corp.
Pursuant to 17 CFR 200.83

D.            A Black Scholes fair value per share of $93.22 was determined using the $170 strike price and fair value per share.  Compensation costs will be recognized over the vesting period ending April 1, 2010.

JULY 2007 CEO GRANTS

The Board of Directors decided in June 2007 to make Lawrence Stern, who was then Executive Chairman of the Board, the Chairman and Chief Executive Officer of Talecris to support the IPO process.  In connection with this appointment and related compensation agreement, the Board of Directors agreed to an additional issuance of stock options to Mr. Stern.  On July 25, 2007, the Board issued both stock options for 252,000 shares and 93,300 restricted common shares to our CEO (both awards referred to as the “July 2007 CEO Grants”).

Based on the “July 2007 Grants” fair value of $170 per common share, the Board of Directors adopted this same valuation for the July 2007 CEO Grants.  As a result, the 93,300 restricted shares were valued at $15.9 million and would be amortized to compensation expense over the vesting term ending April 1, 2011.  Consistent with the July 2007 Grants, the Board of Directors adopted the same Black Scholes value per share of $93.22 for the CEO stock options to be recognized over the vesting period ending April 1, 2011.

AUGUST/SEPTEMBER/OCTOBER 2007 GRANTS

On August 10, September 11, October 4 and October 10, 2007, the Company issued 5,525, 1,072, 7,250, and 1,072 stock option grants to new employees and two new directors of the Board, respectively (the “Aug/Sep/Oct 2007 Grants”).

A new appraisal was not conducted because it was determined that (1) less than two to three months had passed, (2) there was no material change in the outlook for the business, (3) there was no significant change in the prospects for an IPO during 2007 as the Company was continuing to evaluate both market conditions and the progress of our plasma procurement organization, and (4) management was in the process of revising its LRP for IPO valuation purposes considering some of the uncertainties of our business and our projected adjusted EBITDA was not expected to increase from the June 2007 LRP utilized for the last appraisal.

The LRP that Advisor used as the basis for its June 29, 2007 Appraisal was the Company’s LRP updated as of June 15, 2007 (***).  This LRP reflected Adjusted EBITDA of $*** million for 2007 and $*** million for 2008.  In September 2007, the 2007 budget and the 2008 forecast were updated to reflect lower numbers—2007 Adjusted EBITDA of $*** million and 2008 Adjusted EBITDA of $*** million.  These updates were largely impacted by the additional spending needed to establish the infrastructure to develop the appropriate corporate support mechanisms to accomplish the build out of our plasma platform.   There was also a “fear of the unknown” as to whether Talecris would be able to achieve the internal plasma collection volumes contained in the LRP.  This updated valuation reflects a slower than anticipated licensing of our new plasma centers by the FDA given our history with the plasma centers we acquired.  Some of this additional spending needed for Talecris Plasma Resources (“TPR”) could

*** Rule 83 confidential treatment requested; omitted portions filed separately with the SEC

[Talecris Biotherapeutics (logo)]	FOIA Confidential Treatment Requested
by Talecris Biotherapeutics Holdings Corp.
Pursuant to 17 CFR 200.83

be offset by new opportunities for increasing product prices due to current market conditions as well as expense reductions in other areas of the business.

While the Company decided in May 2007 to proceed with preparing an S-1 registration statement and initially filed its S-1 on July 27, 2007, the concern over the ability of TPR to successfully ramp up plasma collection to meet the LRP requirements reinforced concerns regarding the Company’s ability to complete a successful IPO in 2007.  Additionally, the continued weakness in the stock market (with the DOW Industrials falling more than 1,600 points between July 19th and August 16th, 2007) and rising debt levels at the Company (which continued to increase during this period as we funded our operational needs through additional revolver draws), led management to believe that, it was reasonable to maintain a common stock value of $*** for purposes of determining compensation expense with respect to the Aug/Sep/Oct 2007 Grants.

SUMMARY

The probability-weighted expected return method was used to estimate the fair value of the Company (the enterprise value), the preferred stock and the common stock on each of the grant dates addressed below:

(dollars in millions, except per share)	December 2006	February 2007	June 2007
Total Preferred
Stock Value	$1,036.6	$1,036.6	$1,860.6
Total Common Stock Value	$107.3	$107.3	$316.6
Common Stock Value Per Share	$88.0	$88.0	$170.0
Total Enterprise Value	$2,243.9	$2,243.9	$3,316.8
Total Equity Value	$1,143.9	$1,143.9	$2,177.2

*** Rule 83 confidential treatment requested; omitted portions filed separately with the SEC